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VIA EDGAR AND HAND DELIVERY	File No. 042243-0082

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Amanda Ravitz, Assistant Director Daniel Morris Allicia Lam Tara Harkins Kaitlin Tillian

Re:

Spansion LLC and co-registrants

Registration Statement on Form S-4, amended August 10, 2011

File No. 333-174593

Spansion Inc.

Form 10-K for the fiscal year ended December 26, 2010, filed February 23, 2011

File No. 001-34747

Ladies and Gentlemen:

On behalf of Spansion Inc., Spansion LLC and Spansion Technology LLC (collectively, the “Company”), we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Company’s above-referenced Registration Statement on Form S-4 (as amended, the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on May 27, 2011 and amended on August 10, 2011 (“Amendment No. 1”). For your convenience, we have enclosed a courtesy package that includes ten copies of Amendment No. 2, five of which have been marked to show changes from Amendment No. 1. in response to the comments received by e-mail on August 26, 2011 from the staff of the Commission (the “Staff”). Also enclosed are (1) proposed revisions in marked form (the “10-K Proposed Revisions”) of the above-referenced Form 10-K (the “Form 10-K”), which the Company intends to include in an amendment to the Form 10-K (the “Form 10-K/A”), and (2) proposed revisions in marked form (the “10-Q Proposed Revisions”) of the Quarterly Report on Form 10-Q for the quarter ended June 26, 2011 (the “Form 10-Q”), which the Company intends to include in an amendment to the Form 10-Q (the “Form 10-Q/A”), in each case to be filed after the completion of the Staff’s review. For ease of review, we have set forth below the numbered comments of your letter and the Company’s responses thereto.

September 21, 2011

General

1.	We note that in response to our prior comments you submitted with Amendment No. 1 to the registration statement proposed revisions to your Form 10-K. Please file these proposed revisions as correspondence on EDGAR. In addition, we await the filing of the amendment to your Form 10-K.

Response: In response to the Staff’s comment, the Company has filed on EDGAR as correspondence (1) the Proposed Revisions delivered to the Staff in connection with the filing of Amendment No. 1 and (2) the current version of the 10-K Proposed Revisions and 10-Q Proposed Revisions being delivered to the Staff in connection with the filing of Amendment No. 2.

Amendment No. 1 to Form S-4

Supplemental Letter

2.	Please revise the supplemental letter to include the representation that with respect to any broker-dealer that participates in the exchange offer with respect to outstanding private notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with you or your affiliates to distribute the exchange notes.

Response: In response to the Staff’s comment, the Company has revised the Supplemental Letter and has filed this revised version on EDGAR as correspondence.

3.	Please revise the supplemental letter to include the representation that you will receive from an exchange offeree in order to participate in the exchange offer the following: if the exchange offeree is a broker-dealer holding outstanding private notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes received in respect of such outstanding private notes pursuant to the exchange offer.

Response: In response to the Staff’s comment, the Company has revised the Supplemental Letter and has filed this revised version on EDGAR as correspondence.

4.	Please revise the supplemental letter to state that broker-dealers may be statutory underwriters.

Response: In response to the Staff’s comment, the Company has revised the Supplemental Letter and has filed this revised version on EDGAR as correspondence.

September 21, 2011

Effectiveness of the Plan and Exit Financing, page 3

5.	Please revise here or elsewhere in the summary as you deem appropriate to include a brief discussion of the private note offering closed on November 9, 2010.

Response: In response to the Staff’s comment, the Company has revised page 3 of Amendment No. 2 as requested.

We have recently transformed our business through the implementation…, page 12

6.	We note your response to our prior comment 10. However, given that you will remain exposed to the wireless market, please revise your disclosure to address any attendant risks related to that market.

Response: In response to the Staff’s comment, the Company has revised the referenced risk factor on page 12 of Amendment No. 2 as requested.

Our business has been characterized by selling prices…, page 13

7.	We note your response to prior comment 11. However, the discussion under the risk factor entitled “If essential equipment or adequate supplies…” does not adequately discuss the historical volatility of key component materials (including identification of such materials, as necessary) and the impact of the volatility on your operations. Please revise to add or expand an appropriate risk factor to address the prior comment.

Response: In response to the Staff’s comment, the Company has revised the referenced risk factor on page 23 of Amendment No. 2 as requested.

We cannot be certain that the Chapter 11 Cases…, page 14

If we are unable to attract and retain…, page 14

8.	We note your response to prior comment 12 and reissue the comment. Please quantify, if practicable, the significant loss of market share mentioned in the second paragraph under “We cannot be certain…”. In addition, we note that the final paragraph of the same risk factor identifies risks related to the bankruptcy but does not explain them. For instance, it is not clear what strategic business opportunities are precluded or restricted and what actions you may be required to take that would not otherwise be necessary. Revise accordingly.

September 21, 2011

Response: In response to the Staff’s comment, the Company has revised the referenced risk factor on page 15 of Amendment No. 2 as requested. The Company confirms to the Staff that it is not able to practicably quantify the market share loss experienced during the Chapter 11 Cases.

9.	Also with regard to prior comment 12, please revise the risk factor entitled “If we are unable to attract…” on page 14 to discuss, if material, the impact of the Chapter 11 cases on the size and experience of your workforce.

Response: In response to the Staff’s comment, the Company notes to the Staff that the effects of the Chapter 11 Cases on the size and experience of its workforce was not material because the loss of employees was due primarily to the Company’s own planned reductions in force as part of its restructuring plans in targeted areas where the Company was looking to right size. The Company has revised the referenced risk factor on page 14 of Amendment No. 2 to more accurately characterize the impact of the Chapter 11 Cases and the Company’s planned restructuring.

Competitors may introduce new memory…, page 19

10.	We note your response to prior comment 13. However, your added disclosure focuses solely on the drawbacks of these new technologies. Please revise to clarify whether the potentially competitive technologies that you discuss provide additional capabilities, which you do not provide, that may be desired and valued by customers.

Response: In response to the Staff’s comment, the Company has revised the referenced risk factor on page 20 of Amendment No. 2 as requested.

Withdrawal of Tenders, page 36

11.	We note your response to prior comment 15 and reissue the comment. Please clarify how long investors should expect for withdrawal requests to be processed and their accounts to be credited with the withdrawn notes.

Response: In response to the Staff’s comment, the Company has revised page 37 of Amendment No. 2 to clarify that investors should expect withdrawal requests to be processed and their accounts credited with the withdrawn notes generally on the same business day of properly completing a withdrawal request.

Conditions, page 37

12.	Please revise to include the statement contained in your response to prior comment 16.

Response: In response to the Staff’s comment, the Company has revised page 38 of Amendment No. 2 as requested.

September 21, 2011

Unaudited Pro Forma Condensed Consolidated Financial Information, page 45

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Twelve Months Ended December 26, 2010, page 46

13.	Please explain to us why you did not include a pro forma earnings per share calculation within your pro forma condensed consolidated statement of operations.

Response: In response to the Staff’s comment, the Company has revised page 47 of Amendment No. 2 to include pro forma earnings per share information in the pro forma condensed consolidated statement of operations.

14.	Please revise footnotes (1) and (2) to quantify the reduction of net sales and cost of sales for the revaluation related to the deferred revenue where no future performance obligation exists and the revaluation of inventory to market that you did not reflect in the unaudited pro forma condensed statement of operations since these adjustments were non-recurring in nature. Refer to Rule 11-02(b)(5) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the referenced footnotes on pages 47 and 48 of Amendment No. 2 as requested.

15.	Please revise footnote (3) to explain how you determined the depreciation expense and amortization expense adjustments related to your step-up of property, plant and equipment and your amortizable intangible assets.

Response: In response to the Staff’s comment, the Company has revised the referenced footnote on page 48 of Amendment No. 2 as requested.

16.	Please revise footnote (4) to include the assumptions that you utilized in making this adjustment to lower the interest and financing charges as a result of issuing debt with a lower rate of interest and utilizing the proceeds from the notes to partially pay down existing higher-interest debt.

Response: In response to the Staff’s comment, the Company has revised the referenced footnote on pages 48 and 49 of Amendment No. 2 as requested.

Experts, page 98

17.	We note your response to our prior comment 22. In light of your response and the fact that your independent registered public accounting firm issued an opinion on the effectiveness of the company’s internal control over financial reporting and not on management’s assessment of the effectiveness of the company’s internal control over financial reporting, please revise the section to clarify the information passed upon or opined on by the experts and to remove any implication that the company relied upon its independent registered public accounting firm in completing management’s assessment of the effectiveness of internal control over financial reporting.

Response: In response to the Staff’s comment, the Company has revised the referenced language on page 100 of Amendment No. 2 as requested.

September 21, 2011

Incorporation by Reference, page 99

18.	We note your response to prior comment 23. Please expand your analysis as to why the staff’s guidance regarding the limited availability of Form S-3 and your inability to meet the transaction requirements should not disallow your use of incorporation by reference.

Response: In response to the Staff’s comment, we respectfully submit that Form S-4 does not require that the Company meet the full “transaction requirement” of Form S-3 in order to be eligible to incorporate by reference under Form S-4. We note to the Staff that General Instruction B.1.a. of Form S-4 expressly states that, with respect to the rest of the instructions of Form S-4, “meet[ing] the requirements for use of Form S-3” shall mean having only to meet the express requirements set forth in General Instruction B.1.a. of Form S-4, which in the present case is satisfied by the Company’s satisfaction of General Instruction B.1.a.(ii)(A) — the aggregate market value requirement of General Instruction I.B.1 of Form S-3 (i.e., having a public float of greater than $75 million). As previously noted in the Company’s response to prior comment 23, the Company satisfies the aggregate market value requirement of General Instruction I.B.1 of Form S-3 and therefore “meets the requirements for use of Form S-3” for purposes of Form S-4. Accordingly, the ability to incorporate information by reference under Item 11 of Form S-4 is available to the Company.

We note to the Staff that, in connection with a separate matter with the Staff, Blair Petrillo, Special Counsel in the Office of Rulemaking of the Division of Corporation Finance, in a phone conversation at 10:20 a.m. on Thursday, August 25, 2011, confirmed to Mr. Scott Herlihy of Latham & Watkins LLP that the generic reference to General Instructions of Form S-3 contained in General Instruction B.1.a.(ii) of Form S-4 is intended only as a cross reference to the applicable S-3 transaction requirement and is not intended to limit the use of incorporation by reference in Form S-4 because the registrant is not satisfying the full Form S-3 transaction requirement that the proposed securities offering be for cash. Indeed, General Instruction A.1 of Form S-4 specifically enumerates the types of transactions for which Form S-4 should be used (including “(3) in an exchange offer for securities of the issue or another entity”), none of which such enumerated transactions require the intended offering be for cash.

For the foregoing reasons, we respectfully submit that the Company is eligible to incorporate information by reference in accordance with Item 11 of Form S-4.

September 21, 2011

Exhibits

19.	We note your response to our prior comment 26. However, please tell us how you will obtain from the beneficial owners of the outstanding private notes the required representations typically contained in the letter of transmittal. Please consider this comment together with our comments above relating to the supplemental letter.

Response: In response to the Staff’s comment, we confirm to the Staff that participants in the exchange offer will digitally affirm that they will comply with all the conditions in the exchange offer, including making the express representations as described in the supplemental letter, at the time they submit their notes for exchange through DTC’s ATOP system.

Exhibit 5.1

20.	We note your response to prior comment 29. Please remove items (iii) and (iv) of the fourth paragraph of the opinion or tell us, in each instance, why you believe these carveouts are necessary and appropriate.

Response: In response to the Staff’s comment, set forth below are our explanations and support for each of the referenced carveouts:

(1)	Clause (iii): the invalidity under certain circumstances under law or court decisions of provisions providing for the indemnification of or contribution to a party with respect to liability where such indemnification or contribution is contrary to public policy.

We respectfully submit to the Staff that this clause is an appropriate qualification to our opinion. Section 7.07 of the indenture governing the notes being registered under the Registration Statement (the “Indenture”) requires the Company to indemnify the trustees against losses, liabilities or expenses incurred by the trustees or arising out of or in connection with the acceptance or administration of their duties under the Indenture, except to the extent any loss, liability or expense may be attributable to their gross negligence or bad faith. Numerous federal courts have examined indemnification provisions in underwriting agreements and have declined to enforce these provisions on public policy grounds.1 In the leading case, Globus v. Law Research Service, Inc., the U.S. Circuit Court of Appeals for the Second Circuit declined to enforce the indemnification provisions of an underwriting agreement for violations of the securities laws that were graver than ordinary negligence. In addition, federal courts have declined to enforce indemnification provisions in connection with securities law violations even when liability is based solely on negligence and not a graver offense.2

[1]

See, e.g., Globus v. Law Research Serv., Inc., 418 F.2d 1276 (2d Cir. 1969), cert. denied, 397 U.S. 913 (1970); Laventhol, Krekstein, Horwath & Horwath v. Horwitch, 637 F.2d 672 (9th Cir. 1980); Odette v. Shearson, Hammill & Co., 394 F. Supp. 946 (S.D.N.Y 1975).

[2]

See Laventhol, 637 F.2d at 676 (observing that “permitting indemnity would undermine the statutory purpose of assuring diligent performance of duty and deterring negligence”); Odette, 394 F. Supp. at 956 (denying an indemnity claim because “public policy objections to indemnification of liabilities under the 1933 Act [are] broad enough to cover negligent misconduct”).

September 21, 2011

New York courts have concluded that federal law governs the right to indemnity under an underwriting agreement where the indemnity claim arose out of a case brought on asserted violations of federal securities laws.3 We recognize that the indemnity provisions subject to the qualification in our opinions are in an indenture, not an underwriting agreement. Nevertheless, these cases are relevant because, given the nature and subject of a trustee’s duties under an indenture, a claim for indemnity under the Indenture could involve a violation of federal securities laws. In such a case, a court could find, even where the trustee is simply negligent, that enforcing the indemnity provisions would violate public policy.

Both the Business Law Section of the American Bar Association in its Third Party Legal Opinion Report (the “ABA Report”) and the TriBar Opinion Committee in its report Third Party “Closing Opinions” (the “TriBar Report”) support our decision to take an exception with respect to indemnification provisions where the law governing the opinion may not give effect to such provisions.4 The ABA Report includes an exception as to indemnification provisions in its list of common qualifications to an enforceability opinion, and the TriBar Report uses an indemnification exception as an example of an acceptable exception to such an opinion.5 Moreover, it is the Commission’s own opinion that indemnification for liabilities arising under the Securities Act of 1933 is against public policy and is therefore unenforceable.6

For the reasons explained above, we believe that this qualification is appropriate.

(2)	Clause (iv)(a): we express no opinion as to (a) any provision for liquidated damages, default interest, late charges, monetary penalties, make-whole premiums or other economic remedies to the extent such provisions are deemed to constitute a penalty.

[3]	See Donaldson, Lufkin & Jenrette Sec. Corp. v. Star Technologies, Inc., 561 N.Y.S.2d 371 (1990), aff’d, 580 N.Y.S.2d 657 (1992).
[4]

See American Bar Association, Third Party Legal Opinion Report, 47 Bus. Law. 167, 205 (1991); TriBar Opinion Committee, Third Party “Closing” Opinions: A Report of the TriBar Opinion Committee, 53 Bus. Law. 591, 622 (1998).

[5]	Id.
[6]	See Items 510 and 512(h) of Regulation S-K.

September 21, 2011

We respectfully submit to the Staff that this clause is an appropriate qualification to our opinion. The Indenture provides for certain economic remedies to the noteholders and the trustee. Federal and New York courts have held that economic remedies are not enforceable if deemed to be a “penalty”.7 As outside counsel, we are not in a position to determine whether, as a financial matter, a given remedy is “reasonable” or a “penalty.”8 For these reasons, we believe that this qualification is appropriate.

(3)	Clause (iv)(b): we express no opinion as to (b) consents to, or restrictions upon, governing law, jurisdiction, venue, arbitration, remedies or judicial relief.

We respectfully submit to the Staff that this clause is an appropriate qualification to our opinion. The ABA Report notes that the enforceability of chosen law, consents to jurisdiction and venue, alternative dispute resolution and similar matters are often uncertain or dubious.9 For example, federal courts have refused to enforce chosen law provisions in agreements due to interests of other states.10 For these reasons, we believe that this qualification is appropriate.

(4)	Clause (iv)(c): we express no opinion as to (c) the waiver of rights or defenses contained in Section 4.05 of the Indenture.

In response to the Staff’s comment, we have deleted clause (iv)(c).

(5)	Clause (iv)(d): we express no opinion as to (d) any provision requiring the payment of attorneys’ fees, where such payment is contrary to law or public policy.

We respectfully submit to the Staff that this clause is an appropriate qualification to our opinion in the same manner that the qualification discussed in section (1) above. Sections 2.08 and 7.07 of the Indenture contemplate the payment of attorneys’ fees to the trustees thereunder. The ABA Report advises opinion givers that when public policy

[7]	See, e.g., United States Naval Inst. v. Charter Communications, Inc., 936 F.2d 692 (2nd Cir. 1991); Truck Rent-A-Center, Inc. v. Puritan Farms 2nd, Inc., 41 N.Y.2d 420 (1977).
[8]	See TriBar Opinion Committee, Special Report of the TriBar Opinion Committee: The Remedies Opinion — Deciding When to Include Exceptions and Assumptions, 59 Bus. Law. 1483, 1492 (2004).
[9]	ABA Report at 201 (decision as to specific law applied by a court “is frequently complex and quite possibly, in the final analysis, unclear”).
[10]

See, e.g., Electrical & Magneto Serv. Co. v. AMBAC Int'l Corp., 941 F.2d 660, 662 (8th Cir. 1991) (Missouri interest overrides provision choosing South Carolina law as governing law); Solman Distribs. v. Brown-Forman Corp., 888 F.2d 170, 172 (1st Cir. 1989 (Maine interest overrides provision choosing California law as governing law).

September 21, 2011

“vitiates a contractual provision, a specific exception is necessary.”11 The above referenced clause does not take exception with respect to all provisions respecting attorneys’ fees. Rather, it specifically applies only to those attorneys’ fees-related provisions that are contrary to law or public policy and thus potentially unenforceable. For these reasons, we believe that this qualification is appropriate.

(6)	Clause (iv)(e): we express no opinion as to (e) the severability, if invalid, of provisions to the foregoing effect.

We respectfully submit to the Staff that this clause is an appropriate qualification to our opinion. Expressing no opinion as to severability of a given provision is a limited form of, and thus inherent to, expressing no opinion whatsoever as to that provision. To the extent that we have expressed no opinion as to the matters referenced in clauses (iv)(a), (b), or (d) discussed above, we believe it is appropriate to similarly express no opinion as to the severability of such provisions. Clause (iv)(e) therefore explicitly states what is already implicit to, and logically necessary for, each of clauses (iv)(a), (b), and (d). Accordingly, we respectfully submit to the Staff that including clause (iv)(e) serves to clarify the scope of our opinion for the benefit of the opinion recipient.

21.	We note your response to our prior comment 30. However, it continues to appear that the assumption contained in item (c) of the fifth paragraph of the opinion appears to be a conclusion that is fundamental to the opinion given. Please revise to remove the assumption or explain why it is appropriate. Additionally, please tell us why the opinion contains this assumption given that counsel has relied upon the certificate from the officers.

Response: In response to the Staff’s comment, we continue to believe that the assumption contained in item (c) of the fifth paragraph of the Exhibit 5.1 opinion is a customary and appropriate assumption. This assumption deals with the fact that a contract is often unenforceable if a party to it takes action or fails to take action, the performance of which we, as outside counsel, are not in a position to verify without unreasonable cost and expense with respect to the performance of the Company, or at all with respect to counterparties to the underlying contract the enforceability upon which we are opining. Specifically, a contract is often unenforceable if it (i) violates a law by failure of a party to obtain an authorization or make a filing, or because of a party’s regulatory status or (ii) breaches another contract.12 For the avoidance of doubt and consistent with standard practice as noted in the TriBar Report,13 we expressly take this assumption as we believe it is for the benefit of the opinion recipient to understand clearly the customary and appropriate limitations on the scope of our opinion.

[11]	ABA Report at 231.
[12]	See, e.g., Restat 2d of Contracts, §§ 178 and 194.
[13]	TriBar Report at 615-16.

September 21, 2011

With respect to obtaining the officers’ certificate as to the underlying factual matters, we respectfully submit to the Staff that the receipt of the officers’ certificate by itself does not obviate the need to include the express assumption in our opinion, especially since in the present case, the officers’ certificate is unable to speak to factual matters of the other parties. The assumption language appropriately extends to violations and/or breaches by other parties as well since such events could also impact the enforceability of a contract.

For the foregoing reasons and the reasons provided in our response to prior comment 30, we respectfully submit to the Staff that the referenced language is an appropriate assumption and is not a conclusion fundamental to the opinion given.

Exhibit 23.3

22.	Further to your response to prior comment 33, we issued our comment because we noted that the report of Ernst & Young LLP included on page 135 of Spansion, Inc.’s Form 10-K for the fiscal year ended December 26, 2010 is dated February 12, 2011, not 2010. It appears that either the date on the consent or the date on the report is in error and should be amended. This comment also applies to the consent included in the Form 10-K for the fiscal year ended December 26, 2010.

Response: In response to the Staff’s comment, the Company notes to the Staff that the date of “February 12, 2011” included on page 135 of Spansion Inc.’s Form 10-K for the fiscal year ended December 26, 2010 was a typographical error and will be corrected in the Form 10-K/A (see page 140 of the 10-K Proposed Revisions) as well as the consent that will be filed with the Form 10-K/A. The correct date should read “February 12, 2010.”

Form 10-K for the fiscal year ended December 26, 2010

23.	Please reconcile your discussion of your status as a “Large Accelerated Filer” with your disclosure of the public float on the cover of your most recent Form 10-K.

Response: In response to the Staff’s comment, the Company has corrected the public float disclosure on the cover of the Form 10-K (see the corresponding cover page of the 10-K Proposed Revisions) to correctly reflect that as of the end of the second quarter of the Company’s fiscal year ended December 26, 2010, the aggregate market value of Class A Common Stock held by non-affiliates of the registrant based on the closing sale price of $17.30 as reported on the New York Stock Exchange on June 27, 2010 was approximately $933 million.

September 21, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

-Results of Operations, page 52

24.	We note your response to prior comment 34 and your updated proposed disclosures. We further note similar disclosures within your June 26, 2011 Form 10-Q. Even though you removed the combined presentation of the predecessor and successor periods for the year ended December 31, 2010, it appears that you still continue to discuss combined results of the predecessor and successor period for the year ended December 31, 2010. We further note from your pro forma combined condensed statement of operations for the year ended December 31, 2010 that was included within Amendment No. 1 to Form S-4 filed on August 10, 2011 that you prepared these pro forma financial statements in accordance with Article 11 of Regulation S-X and that you made material adjustments in the preparation of these pro forma financial statements. Considering these factors, please explain to us in more detail why you believe that it is still appropriate to merely combine information for those periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. Otherwise, please revise your presentation and discussion to comply with our prior comment.

Response: In response to the Staff’s comment, the Company will revise the Form 10-K/A (see pages 52 through 60 of the 10-K Proposed Revisions) to comply with the Staff’s prior comment.

25.	Notwithstanding the comment above, please tell us how you considered the requirements in Item 10(e) of Regulation S-K related to non-GAAP measures for this presentation.

Response: In response to the Staff’s comment, the Company respectfully submits to the Staff that the 10-K Proposed Revisions to be made in response to the Staff’s comment 24 above include the appropriate disclosures required by Item 10(e) of Regulation S-K related to non-GAAP financial measures.

26.	Further to your response to prior comment 35, we continue to note that the discussion in MD&A focuses on a comparison of the combined period for fiscal 2010 to fiscal 2009 and not your historical results of operations consistent with Item 303(a) of Regulation S-K. As previously requested, please revise this filing and your June 26, 2011 Form 10-Q to present a discussion of your historical results of operations related to the predecessor and successor periods consistent with Item 303(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company will revise the Form 10-K/A and the Form 10-Q/A (see pages 52 through 60 of the 10-K Proposed Revisions and pages 22 through 31 of the 10-Q Proposed Revisions) as requested.

September 21, 2011

Item 8. Financial Statements and Supplementary Data, page 66

-Consolidated Balance Sheets, page 67

27.	Given your response to prior comment 39, please tell us how you considered Rule 5-02(20) of Regulation S-X and why you did not separately state, in the balance sheet or in a note thereto, the “Spansion Japan Global Settlement Reserve” and “litigation reserve” which are in excess of five percent of total current liabilities as of December 29, 2009 and December 26, 2010.

Response: In response to the Staff’s comment, the Company will revise the consolidated financial statements for December 27, 2009 and December 26, 2010 in the Form 10-K/A (see page 91 of the 10-K Proposed Revisions) to include a footnote identifying as separate line-items each of the Spansion Japan Global Settlement Reserve and the litigation reserve.

28.	Further to the above, please confirm to us that there is not an individual liability within your “other category,” which is in excess of five percent of total current liabilities as of December 29, 2009 and December 26, 2010 that should be separately presented under Rule 5-02(20) of Regulation S-X.

Response: In response to the Staff’s comment, the Company hereby confirms that there is not an individual liability within the “other category” which is in excess of five percent of total current liabilities as of December 27, 2009 and December 26, 2010 that should be separately presented under Rule 5-02(20) of Regulation S-X.

Note 2. Emergence from Chapter 11, page 74

29.	We note your response to prior comments 43-44 and your revised proposed disclosures. Please tell us and revise your filing to explain why the initial enterprise value range did not include the “Bankruptcy Court-approved distributable value,” which you describe as the estimated value of the company’s operations on a going-concern basis plus other sources of additional value, and the “settlement of administrative claims,” which you describe as the settlement of administrative claims under Chapter 11 cases.

Response: In response to the Staff’s comment, the Company notes to the Staff that its previous response to comments 43-44 did not make clear that the Company’s initial enterprise value range was a component of the “Bankruptcy Court-approved distributable value.” The Bankruptcy Court-approved distributable value was the total distributable value of the debtors’ estate submitted for approval to, and approved by, the Bankruptcy Court in the Chapter 11 Cases, and was calculated as the sum of the following:

(1)	The estimated value of the reorganized debtor’s operations on a going concern basis (i.e., the enterprise value); plus

September 21, 2011

(2)	Other assets that provide additional value to the debtor’s estates (for example, cash and cash equivalents estimated to be on hand as of the effective date of the Plan of Reorganization); minus

(3)	Amounts paid out in the settlement of administrative claims.

Accordingly, the Company’s initial enterprise value range was derived from the first component of the Bankruptcy Court-approved value. The Company will revise the Form 10-K/A to more clearly explain the above (see page 81 of the 10-K Proposed Revisions).

30.	We note your response to prior comment 46. Please revise your filing to explain in more detail the assumptions utilized in the discounted cash flow methodology in determining the fair value of each intangible asset class (developed technology, customer relationships, IPR&D, etc.) similar to the one that you included within your response.

Response: In response to the Staff’s comment, the Company has revised pages 103 and 104 of the 10-K Proposed Revisions as requested.

31.	Further to your response to prior comment 47, we note that your common stock began trading at $19.50 per share on May 18, 2010. As previously requested, please explain to us in more detail how you determined the fair value of your common stock issued on the effective date.

Response: In response to the Staff’s comment, the Company notes that, as discussed in the Company’s response to prior comment 47, the Company determined the fair value of the common stock issued on the Emergence Date based on the enterprise value determined by the Bankruptcy Court.

The Bankruptcy Court determined the enterprise value of the Company. In arriving at such valuation, the Bankruptcy Court reviewed the valuations provided by the Company’s valuation advisors, which indicated an enterprise value of $700 million to $850 million, the valuation advisors of one of the Company’s creditors, which indicated an enterprise value of $799 million to $944 million, and the Convert Committee of the Company’s valuation advisors, which indicated an enterprise value of $1,054 million to $1,419 million. Each of these valuation advisors determined the value of the Company by (a) reviewing the Company’s historical financial information for periods prior to and after the bankruptcy petition date, (b) reviewing publicly available financial data and considered the market value of public companies deemed generally comparable to its operating business, (c) reviewing publicly available financial data and considered the valuations implied by prior merger and acquisition transactions involving comparable companies or businesses, (d) considering certain economic and industry information relevant to the operating business, and (e) conducting such other studies, analyses, inquiries, and investigations as were deemed appropriate.

September 21, 2011

The Court evaluated the merits of each of the valuation analysis so presented by comparing the assumptions utilized by each of them. After such review and evaluation, the Court concluded that the valuation of the Company was from $872 million to $944 million. Further, as discussed in comment 29, the Court added the “Bankruptcy Court-approved distributable value” to arrive at a total enterprise value of approximately $1.5 billion.

The Company used such value to determine the value of equity on the Emergence Date by subtracting the value of debt and working capital. The Bankruptcy Court evaluated the valuation on April 1, 2010 and issued the final order on April 15, 2010. However, there were no significant events that took place between the date of the Bankruptcy Court order and the Emergence Date, which could have had an impact on such valuation. The Company’s Class A Common Stock and equity awards awarded on the Emergence Date were valued in accordance with the guidance in ASC Topic 718 and SAB Nos. 107 and 110. The table below summarizes the components of shareholder’s equity as of the Emergence Date.

	Fair value per share	Number of shares	Total fair value (millions)
Common Stock	$10.51	59,222,256	$622
Restricted Stock Units	10.51	3,290,120	35
Stock Options	5.04	3,290,120	17

			$674	*

*	Note that such valuation was computed on a fully diluted basis, since the restricted stock units and stock options granted on the Emergence Date were factored in by the Bankruptcy Court while determining the overall valuation of the Company.

The Company further notes that the Bankruptcy Court-approved distributable value was computed based on valuation analyses as discussed above. The Bankruptcy Court evaluated each of the valuations presented by the Company and its creditors and after reviewing such reports determined the appropriate valuation for the Company. Such determination required the agreement of the parties involved. Since this valuation took into consideration such negotiations and ultimately settled all claims on the Company’s bankruptcy estate, it is considered to be the most relevant determination of the value of the Company on the Emergence Date.

The Company notes that the bid/ask prices of the Class A Common Stock have been extremely volatile since the Emergence Date, compounded further by relatively low but unstable trading volumes due to the fact that not all of its outstanding Class A Common Stock reserved for distribution in accordance with the Plan of Reorganization was released immediately after the Emergence Date. Rather, such shares were distributed (and continue to be distributed) periodically upon the settlement of the outstanding claims by the claims agent and the approval of the Bankruptcy Court. Further, only 22% of the Company’s total outstanding shares had been distributed and available for trading as of May 18, 2010.

September 21, 2011

The Company respectfully submits that the initial closing stock price as reported on the New York Stock Exchange, albeit much higher than the $10.51 per share fair market value determined by the Board of Directors of the Company as a result of the Bankruptcy Court’s determination of distributable value on the Emergence Date, is not by itself a dispositive indicator that the Company’s $10.51 per share fair value was not reasonable.

Note 3. Summary of Significant Accounting Policies, page 85

-Revenue Recognition, page 87

32.	Further to your response to prior comment 48, please revise your note to explain how you recognized revenue and related cost of sales to Spansion Japan’s distributors during fiscal 2008 and the period from December 29, 2008 through March 3, 2009 similar to the one included within your response.

Response: In response to the Staff’s comment, the Company will revise the Form 10-K/A (see page 90 of the 10-K Proposed Revisions) as requested.

Note 4. Equity Incentive Plan and Stock-Based Compensation, page 93

33.	We note your response to prior comment 53 and that you utilized companies that were mature semiconductor companies of comparable or larger size in order to determine your expected volatility. You further state that if you excluded the three larger companies from your peer group that it would not significantly change the result of your analysis. Please respond to the following comments:

•	Explain to us in more detail how you complied with the guidance in ASC 718-10-55-37(c).

Response: In response to the first part of the Staff’s comment, the Company notes that the factors to consider in estimating expected volatility in ASC 718-10-55-37(c) include:

(1)	the length of time its shares have been publicly traded;

(2)	if the period is shorter than the expected or contractual term, the term structure of volatility for the longest period for which trading activity is available shall be more relevant; or

(3)	a new public entity might consider the expected volatility of similar entities.

September 21, 2011

The Company underwent significant restructuring during the course of the Chapter 11 Cases, including significant actions taken to restructure the Company and shift its business strategy to target a much smaller, but more profitable, market in the Flash memory industry. In accordance with the Plan of Reorganization, upon emergence from the Chapter 11 Cases, the Company had cancelled all outstanding shares of the Predecessor’s “Old Common Stock,” issued shares of “New Common Stock” of the Successor and adopted fresh start accounting. Therefore, the Company believes that, for purposes of ASC 718-10-55-37(c), the Company is more appropriately characterized as a “new public entity,” and the volatility and trading history of the Predecessor’s Old Common Stock is no longer relevant. As the Successor, the Company’s New Common Stock had been publicly traded for less than eight months. As a result, the Company determined that the appropriate factor to consider in ASC 718-10-55-37(c) was to consider the expected volatility of similar entities

•

In order to gain a better understanding of how you determined your expected volatility, please provide us the names of the comparable companies used and how these companies are comparable to you in stage of their lifecycle, capitalization, and scope of operations, product composition, etc.

Response: In response to the second part of the Staff’s Comment, the Company has provided the requested information in the attached Exhibit A.

•

Demonstrate to us that if you excluded the three larger companies from your expected volatility analysis that it would not have a material impact upon your expected volatility and related stock compensation expense that you recognized on the date of your emergence.

Response: In response to the third part of the Staff’s comment, the Company confirms to the Staff that if the Company used the same peer group companies on the date of emergence that were used at year-end and excluded the three larger companies — Samsung, Micron, and Toshiba — the volatility would have changed from 58.0% to 50.7%. The impact of the decrease in volatility would result in a decrease in stock-based compensation expense of approximately $1.6 million over the three year vesting term of the options, and would have decreased compensation expense by approximately $0.3 million for the Successor Period for May 11, 2010 to December 26, 2010, excluding the impact of forfeitures.

Note 6. Intangible Assets and Goodwill, page 99

34.	Further to your response to prior comment 55, please revise your filings to include information similar to your response related to your in-process research and development expense (IPR&D).

Response: In response to the Staff’s comment, the Company has revised page 105 of the 10-K Proposed Revisions as requested.

September 21, 2011

Item 11. Executive Compensation, page 139

35.	Refer to your response to prior comment 60 and your proposed revisions under the heading “2010 Executive Compensation Components.” We note that your retention bonuses were intended to ensure that the company retains key employees following its emergence from bankruptcy. Given the unique challenges posed by the bankruptcy and the specific purpose of the retention bonuses, please revise to expand your discussion to clarify what you considered “comparable incentive compensation” at your peer companies and where the retention bonuses fall relative to the comparable incentive compensation. Further, please discuss the roles, responsibilities and accomplishments of each named executive officer that served as the basis for each bonus and clarify how the size of equity holdings prior to the Chapter 11 cases affected the retention bonuses received. Similarly, revise the fifth sentence on page 149 to provide a specific discussion of the bases for the stock options and RSUs awarded to each named executive officer.

Response: In response to the Staff’s comment, the Company has revised pages 148, 150, 154 and 155 of the 10-K Proposed Revisions to more clearly reflect the process of setting the retention bonus and equity award amounts.

36.	We note the second bullet of page 146 of your proposed revisions to the Form 10-K. Please clarify whether the criteria for maximum payout are objective or subjective. To the extent that there are objective targets that must be met in order to earn the maximum payout, please disclose them. In this regard, we note that your current disclosure states only that the maximum payout requires “significant over-performance relative to [the] target.”

Response: In response to the Staff’s comment, the Company confirms to the Staff that the criteria for maximum payout were objective. The Company will revise the Form 10-K/A (see pages 151 and 155 of the 10-K Proposed Revisions) to disclose the objective targets.

37.	We note the third bullet of page 146 of your proposed revisions to the Form 10-K. Please clarify, if true, that the corporate financial metrics referred to in the second sentence of this paragraph are the same as the objectives set forth in the second bullet on page 146. If different, please revise the third bullet to disclose the corporate financial metrics as well as your actual performance relative to these metrics.

Response: In response to the Staff’s comment, the Company confirms to the Staff that the corporate financial metrics referred to in the second sentence of the referenced paragraph are the same as the objectives set forth in the second bullet on prior page 146. The Company will revise the Form 10-K/A (see page 151 of the 10-K Proposed Revisions) to clarify the objectives are the same.

September 21, 2011

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3051, by fax to my attention at (650) 463-2600, or by email at robert.phillips@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/Robert W. Phillips

Robert W. Phillips of LATHAM & WATKINS LLP

cc:    Scot Griffin, Spansion Inc.

September 21, 2011

Exhibit A

Comparable Companies

COMPARISON TABLE FOR PEER COMPANIES AS OF DECEMBER 26, 2010

Companies	Revenue (billions)	Employees	Market Capitalization (billions)	Leverage	Scope of operations	Product composition	Industry	Stage of lifecycle
Winbond Electronics Corp.	$1.4	3,443	$1.1	56.91%	Worldwide	NOR flash memory, Mobile DRAM	Semiconductors	Mature
Macronix International Co. Ltd.	0.9	4,727	2.1	15.99%	Worldwide	NOR flash memory and ROM	Semiconductors	Mature
Micron Technology Inc.	8.5	25,900	7.9	24.04%	Worldwide	DRAM, NAND, NOR and others	Semiconductors	Mature
Samsung Electronics Co. Ltd.	136.2	173,965	121.3	5.64%	Worldwide	Consumer end products, Semiconductors and others	Semiconductors	Mature
Atmel Corporation	1.6	5,200	5.6	0.39%	Worldwide	Microcontrollers, NOR flash memory	Semiconductors	Mature
Toshiba Corporation	77.1	202,638	22.9	106.63%	Worldwide	Power stations, NAND and NOR flash memory	Computer Hardware	Mature
Spansion	1.2	3,400	1.3	72.49%	Worldwide	NOR flash memory	Semiconductors	Mature